Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-144043 on Form S-3 and Registration Statement No. 333-131729 and No. 333-174086 on Form S-8 of our report dated June 9, 2014, relating to the combined balance sheet as of December 31, 2013, and the related combined statements of operations, comprehensive income, cash flows, and changes in parent company equity for the year ended December 31, 2013 of the Titanium Dioxide Pigments and Other Businesses of Rockwood Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the basis of presentation of the carve-out combined financial statements), appearing in this Current Report dated October 6, 2014 on Form 8-K of Huntsman Corporation and subsidiaries and Huntsman International LLC and subsidiaries.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

October 6, 2014